SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated May 12, 2016 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated May 12, 2016, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Net loss	In millions of ARS
	03/31/16	03/31/15
Net loss (nine-month period)	(1,039)	(164)
Loss attributable to:
Controlling company’s shareholders	(676)	(245)
Non-controlling interest	(363)	81

2. Shareholders’ Equity	In millions of ARS
	03/31/16	03/31/15
Capital stock	575	574
Treasury shares	4	5
Comprehensive adjustment of capital stock and treasury shares	123	123
Additional paid in capital	793	793
Premium for trading of treasury shares	16	-
Legal reserve	117	117
Special reserve	4	4
Cost of treasury shares	(29)	(38)
Changes in non-controlling interest	(641)	(6)
Reserve for stock-based payments	63	71
Reserve for future dividends	520	-
Reserve for defined benefit plans	(4)	-
Conversion reserve	358	276
Other reserves	53	-
Retained earnings	(675)	(244)
Total attributable to controlling company’s shareholders	1,277	1,675
Non-controlling interest	6,284	374
Total Shareholders’ Equity	7,561	2,049

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 578,676,460 (including treasury shares) divided into 578,676,460 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A. (Cresud) with 366,788,251 shares, accounting for 63.4% of the issued capital stock.

In addition, we report that as of March 31, 2016, after deducting Cresud’s interest and the treasury shares, the remaining shareholders held 208,236,745 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 36.0% of the issued capital stock.

As of March 31, 2016, no warrants or convertible notes for the purchase of the Company’s stock were outstanding.

Below are the highlights for the period ended March 31, 2016:

➢	During this third quarter of 2016, we started to consolidate the results of our investment in IDB Development Corporation.

➢	Operating income for the nine-month period of 2016 was ARS 3,146 million, and a net loss of ARS 1,039 million was recorded.

➢	Sales in our shopping centers grew by 36.3% in the 9-month period (30% in the same shopping centers) and EBITDA from this segment rose 34.7%, up to ARS 1,338 million.

➢	During the 9-month period we sold investment properties, at a gain of ARS 1,068 million.

➢	As concerns our investment in IDB, we acquired the minority interest, increasing our indirect equity interest to 68.3% and delisting the company.

➢
During the third quarter of fiscal year 2016, we launched a tender offer for our bonds and our subsidiary IRSA Propiedades Comerciales issued a new bond for USD 360 million, accruing interest at 8.75%, and falling due in 2023.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: May 12, 2016